March 18, 2019

Terrence Osterman
Co-Founder
Money With Meaning Fund, LLC
300 South Orange Ave, Suite 1000
Orlando, FL 32801

Richard Allen
Co-Founder
Money With Meaning Fund, LLC
300 South Orange Ave, Suite 1000
Orlando, FL 32801

       Re: Money With Meaning Fund, LLC
           Offering Statement on Form 1-A
           Filed March 7, 2019
           File No. 024-10961

Dear Mr. Osterman:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 7, 2019

Sale and Distribution of Securities, page 29

1. We note your revised disclosure on the escrow agreement and the filing of the escrow agreement as an exhibit. Although your disclosure on pages 30 and 48 states that the escrow account has been established and the Company has entered into the escrow agreement with Prime Trust, the agreement filed as an exhibit is undated and unsigned.
       Please file as an exhibit a dated and signed agreement or advise. Terrence Osterman
Money With Meaning Fund, LLC
March 18, 2019
Page 2
Exhibits

2. Please file a copy of your response to our comment letter dated February 11, 2019 as an exhibit to the Offering Statement, as required by Rule 252(d)(3) of Regulation A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michael Henderson at 202-551-3364 or Stephen Kim at 202-551-
3291if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameTerrence Osterman                          Sincerely,
Comapany NameMoney With Meaning Fund, LLC
                                                             Division of
Corporation Finance
March 18, 2019 Page 2                                        Office of
Financial Services
FirstName LastName